Contact

www.linkedin.com/in/izilbergleyt
(LinkedIn)

Top Skills

Private Equity

Valuation

Financial Modeling

Languages

Spanish (Professional Working)

English (Native or Bilingual)

Certifications

Blockchain: Beyond the Basics

Series 7, Series 63

Learning Microsoft Power BI
Desktop

Irina Zilbergleyt
Principal @ I Squared Capital | Private Wealth
New York, New York, United States

Experience

I Squared Capital
Principal
February 2024 - Present (5 months)
Miami, Florida, United States

IE Business School
9 years 2 months

Professor for the Master in Finance and MBA programs
October 2021 - Present (2 years 9 months)
Madrid, Spain

My mission is to empower IE students and alumni to succeed in their next
career transition.

Director, Head of Education and Advising
May 2015 - September 2021 (6 years 5 months)
Madrid, Spain

• Design and Implementation of Career Education and Advising Strategy
for all programs (over 6,000 students) at IE.   Defining department vision
and priories; internal recruitment, training and development; obsessing over
student satisfaction; designing KPIs and most importantly helping the team
beat their objectives every year!
• Managed relationships with over 200 Banking, Asset Management and
Fintech firms.
• Leading technology innovation projects to automate career services including
AI based CV platform and data driven "career matchmaking"
• Part of the IE task force to improve gender diversity in the Financial Sector,
including speaking engagements at Level 20 events and at the LSE Alternative
Investment Conference

Career Genie
Strategic Advisor
July 2023 - Present (1 year)

IFC - International Finance Corporation

Employability Consultant
January 2021 - Present (3 years 6 months)
Washington, United States

ORIX Corporation USA
Director, Investor Solutions
October 2021 - February 2024 (2 years 5 months)
New York, United States

• Responsibility for building and managing relationships with investors, product development and portfolio level reporting
• Actively involved in raising third party funds across the institutional LP community, including family offices, insurance companies, pension plans, foundations, endowments and sovereign wealth funds
• Experience across middle market private debt, private equity and real estate asset classes
• Lead analysis of third-party alternative investment platforms to address the HNWI and RIA channels

Ares Management
Vice President (Corporate Development and Strategy)
December 2009 - May 2014 (4 years 6 months)
New York

• Evaluated 10+ alternative asset manager firms to scale the Ares Real Estate Platform in US and Europe
• Successful Project Management track record resulting in execution of four strategic acquisitions and capital markets transactions: 1) led internal cross-functional due diligence teams (including: accounting, legal, IT, human resources, corporate services and marketing); 2) performed financial analysis, valuation, and forecasting; 3) collaborated with investment banks, legal counsel, and rating agencies; and 4) prepared Investment Committee and Board of Directors materials
* Completed strategic acquisitions: AREA Property Partners ($6.0 billion of AUM) and Wrightwood Capital ($1.3 billion of AUM)
* Completed capital market transactions: Floating Rate CMBS Offering (November 2013) and Ares
Commercial Real Estate Corporation IPO (NYSE: "ACRE", structured as a Mortgage REIT) (April 2012)
• Sourced and underwrote a $70 million debt investment in a New York City residential development
• Regularly participated in Investment Committee meetings for real estate debt and equity investments

Private Debt Portfolio Management:

• Responsible for monitoring and quarterly valuation of a multi-billion-dollar portfolio of structured finance, real estate, project finance, and Private Equity LP investments for Ares Capital Corporation (NASDAQ: ARCC)
• Led all aspects of restructuring transactions in the portfolio; including diligence, structuring, documentation, credit memorandum write-up and approval and Board level participation
• Managed the Senior Secured Loan Program with GE Capital; responsibilities included: fund level structuring and analysis, post-closing amendments and upsizings, modeling and valuation, quarterly distributions and financial statements review

Allied Capital
Senior Associate - Private Equity/ Investor Relations
October 2004 - December 2009 (5 years 3 months)
New York

• Portfolio manager of a $450 million structured debt vehicle; responsibilities included: fund raising activities, investor relations, return forecast modeling, and reporting
• Executed nine transactions resulting in over $350 million of invested capital in equity, mezzanine, and senior loan asset classes
• Prepared and presented detailed financial, business, and industry due diligence to the Investment Committee
• Developed comprehensive financial models to analyze projected cash flows, potential capital structures, debt and equity returns, and appropriate covenant levels
• Assessed the quality of company's operations and management through site visits and due diligence calls
• Monitored portfolio company investments including preparation of reports and financial models that support quarterly valuations
• Completed strategic acquisitions: Emporia Capital Management ($1.2 billion in AUM) and Knightsbridge ($300 million in AUM) to scale the asset management platform
• Responsible for monitoring and quarterly valuation of a $500 million portfolio of debt and equity investments in CLO vehicles and Private Equity LP

Merrill Lynch

Investment Banking Analyst
June 2003 - October 2004 (1 year 5 months)
Chicago

Corporate Finance and Mergers & Acquisitions:

• Executed two initial public offerings; assumed high level of responsibility
participating in diligence meetings, developing financial models, performing
comparable company valuations, drafting SEC documents, and creating
marketing materials
—   IPO for NAVTEQ Corporation on August 6, 2004
—   IPO for Gold Kist Inc on October 12, 2004
• Advised a $3 billion consumer products company on a potential acquisition
of Del Labs; responsibilities included: modeling pro forma merger scenarios,
valuing the target using public trading comparables, acquisition comparables,
and discounted cash flow analysis

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Education

University of Illinois at Urbana-Champaign
BA in Finance with Highest Honors (top 3%) · (2000 - 2002)

IE Business School
 · (2015 - 2017)

IE Exponential Learning
Data Science Bootcamp, 15-week intensive part-time program · (2019 - 2019)